NORTH AMERICAN ENERGY PARTNERS INC. Exhibit 99.3
Management's Discussion and Analysis
For the year ended December 31, 2016

NORTH AMERICAN ENERGY PARTNERS INC.

Strength In Adversity

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Management's Discussion and Analysis
For the year ended December 31, 2016
A. EXPLANATORY NOTES
February 14, 2017
The following Management's Discussion and Analysis ("MD&A") is as of December 31, 2016 and should be read in conjunction with the attached audited consolidated financial statements for the year ended December 31, 2016 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF"), are available on the Canadian Securities Administrators' SEDAR System at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.
Caution Regarding Forward-Looking Information
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide material information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward looking statements with this symbol “s”. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for further detail on what constitutes forward-looking information and a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Non-GAAP Financial Measures
A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "gross profit margin", "EBITDA", "Consolidated EBITDA" (as defined in our Sixth Amended and Restated Credit Agreement, the "Credit Facility"), "Total Debt" and "Free Cash Flow". Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
Gross profit
"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation. "Gross profit margin" is defined as gross profit as a percentage of revenue.
We believe that gross profit is a meaningful measure of our business as it portrays operating profits before general and administrative ("G&A") overheads costs, amortization of intangible assets and the gain or loss on disposal of plant and equipment and assets held for sale. Management reviews gross profit and gross profit margin to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.
EBITDA and Consolidated EBITDA
"EBITDA" is defined as net income before interest expense, income taxes, depreciation and amortization.
"Consolidated EBITDA" is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income.
We believe that Consolidated EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation, amortization and the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of our business. Management reviews Consolidated

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EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our Credit Facility requires us to maintain both a fixed charge coverage ratio and a senior leverage ratio which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our Credit Facility.
As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that needs to be paid and in the case of realized losses, represents an actual use of cash during the period.
Margin
We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. "Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", or "Consolidated EBITDA margin".
We believe that presenting relevant financial metrics as a percentage of revenue, or a financial margin is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Total Debt
"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility (excluding outstanding Letters of Credit) excluding deferred financing costs; (iii) unsecured senior debt, such as our recently redeemed Series 1 Senior Unsecured Debentures due 2017 (the "Series 1 Debentures"); and (iv) hedges or swap liabilities. Total Debt is used in the pricing grid of our Credit Facility which uses a Total Debt and outstanding Letters of Credit to trailing 12-month Consolidated EBITDA ratio to determine the pricing level for borrowing and standby fees under the facility. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.
Net Debt
"Net Debt" is defined as Total Debt less cash and cash equivalents recorded on the balance sheet. Net Debt is used by us in assessing our debt repayment requirements after using available cash.
Free Cash Flow
"Free cash flow" is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). We feel free cash flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

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B.    SIGNIFICANT BUSINESS EVENTS
2016 Economic and Industry Highlights
During 2016 our economy, our industry and our customers continued to experience an unusually long cyclical economic downturn driven by the global oversupply of crude oil. In the first quarter of 2016 we experienced significant lows, with the West Texas Intermediate (“WTI”) price per barrel of oil opening the year by dropping to a 13-year low with a corresponding significant drop in the Canadian / US exchange rate. In the second quarter of 2016, oil prices had begun a strong climb, crossing the US$50 per barrel threshold fueled by expectations that the Organization of Petroleum Exporting Countries ("OPEC") would implement plans to curtail their oil production levels in 2017.
Our customers entered the year having already reacted to lower revenue from lower oil prices with investment deferrals in growth capital projects (the majority of these deferrals related to higher operating cost “in situ” extraction method projects) and the implementation of aggressive operating cost reduction plans, which included the dilution of fixed costs through maximizing production levels. With the rebound in oil prices during the latter half of the year, oil sand producers have started to signal renewed capital investment in the expansion of existing “in situ” projects while maintaining the execution of mine plans for their longer-life, lower operating cost oil sands mines.
Below are some of the economic, political and customer highlights of 2016 that have influenced our business, many of which were not anticipated as we entered 2016:

•	According to the Bank of Canada, the Canadian economy continues to experience moderate inflation with current inflation trends remaining within its target inflation rate of 2%.

•
On December 31, 2015 the WTI price per barrel of oil was $37.13 (US$/barrel) and the Canadian / US exchange rate was $0.72. On February 11, 2016, the WTI price per barrel dropped to a 13-year low of $26.21 (US$/barrel).

•	On December 31, 2015 the Canadian / US exchange rate was $0.72. On January 19, 2016, the Canadian / US exchange rate dropped to a low of $0.69.

•
On February 5, 2016 Suncor[1] announced the successful acquisition of the outstanding common shares of Canadian Oil Sands Limited, which owned 36.74% of Syncrude Canada Limited[2], the joint venture owner of the Mildred Lake[3] and Aurora[4] mines (Suncor previously owned 12% of Syncrude). Subsequently, on April 27, 2016, Suncor announced the acquisition of a further 5% ownership interest in Syncrude from Murphy Oil Corporation's Canadian subsidiary. Suncor now holds a 53.74% interest in Syncrude.

•	On November 8, 2016, the US presidential election resulted in a change in the US federal government.

•	On November 17, 2016, Suncor re-affirmed that their Fort Hills[5] mine development project was on track to achieve "first oil" in late 2017.

•
On November 29, 2016, the Federal government announced the approval for the construction of the Kinder Morgan[6] Trans Mountain pipeline expansion (twinning the existing pipeline running from Edmonton, Alberta through British Columbia to the Pacific Ocean and tripling the system capacity to 890,000 barrels per day). In the same announcement, the Federal government rejected approval for the construction of the Northern Gateway pipeline project (proposed to carry crude oil from Alberta to the Pacific Ocean across the northern region of British Columbia).

•	On November 30, 2016 OPEC announced their planned 1.2 million barrels per day reduction of oil output, to be achieved by January 2017.

1 Suncor Energy Inc. (Suncor).
2 Syncrude Canada Ltd. (Syncrude), operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Suncor Energy Oil and Gas Partnership (53.74%), Imperial Oil Resources (25%), Sinopec Oil Sands Partnership (9.03%), Nexen Oil Sands Partnership (7.23%) and Mocal Energy Limited (5%).
3 Mildred Lake oil sands mine, owned and operated by Syncrude Canada Ltd.
4 Aurora Project (Aurora), owned and operated by Syncrude Canada Ltd.
5 Fort Hills Energy LP (Suncor Fort Hills), a limited partnership between Suncor Energy Inc. (50.8%), Total (29.2%) and Teck Resources Ltd. (20%). Through its affiliate, Suncor Energy Operating Inc. (SEOI), Suncor is the developer and operator of the Fort Hills project via an operating services contract.
6 Kinder Morgan Inc., owner of the of the Trans Mountain Pipeline System.

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During the fourth quarter of 2016, multiple Alberta oil sands producers announced targeted 2017 capital investments for the restart or expansion of existing "in situ" oil sands projects, including the Christina Lake[7], Kirby North[8], Sunrise[9] and Hangingstone[10] projects.

•	On December 31, 2016 the WTI price per barrel of oil was $53.75 (US$/barrel) and the Canadian / US exchange rate was $0.74.

•
On January 1, 2017, the Alberta provincial government implemented the first phase of their new climate plan, which includes a carbon pricing regime coupled with an overall emissions limit for the oil sands. The climate plan places some certainty on the future greenhouse gas (GHG) costs, while the limit on oil sands emissions anticipates that companies will be forced to ensure only the most profitable and efficient projects are developed.

•
On January 24, 2017, the newly elected US President signed an executive order approving the development of the TransCanada[11] Keystone XL pipeline project (proposed to carry 830,000 barrels per day of crude oil from Alberta to Steele City, Nebraska, connecting to existing pipelines that feed the US refineries in the Gulf of Mexico), effectively reversing the decision made by his predecessor in 2015. The executive order also proposed the streamlining and shortening of the US regulatory and environmental review process for this and other new pipeline projects.

Fort McMurray Wildfire
On May 3, 2016, a major wildfire caused the largest evacuation in Alberta’s history as over 88,000 residents were forced to evacuate the town of Fort McMurray. It is estimated that the fire halted approximately one quarter of Canada’s oil production, equivalent to roughly 1.5 million barrels a day of bitumen and synthetic crude oil. The total lost production is estimated to be close to 28 million barrels and the wildfire could cost the industry upwards of $1.5 billion.
Residents of Fort McMurray were only permitted back to their homes in a staged re-entry starting June 1st. The fire was finally contained on July 4th, however it will take much longer for the residents of Fort McMurray to work through the process of rebuilding their community.
Our primary focus during this major crisis was to ensure that all of our employees and their families were safely evacuated and had all the support they needed. During the evacuation, we provided displaced employees with over $500,000 in disaster relief payments to help the employees and their families get established in their temporary situation.
We did not incur any significant losses to our equipment or facilities in Fort McMurray, however our summer mine support activities in the second quarter reflect our suspension of work across most of the oil sands for two months and then our customers' slower than expected operational re-start schedule had a significant impact on our third quarter results. Mine sites located close to Fort McMurray, such as the Mildred Lake, Aurora, Millennium12 and Steepbank13 mines, are more dependent on local workers and were slower to ramp up compared to mine sites farther from Fort McMurray such as the Kearl14 and Horizon15 mines which depend on a fly-in workforce. Work at the sites closer to Fort McMurray did not restart until early July and in some cases they were deferred to next year.
During this unprecedented period we implemented a series of initiatives to minimize our fixed cost spending where there was flexibility to do so, mitigating the negative impact to our Consolidated EBITDA of suspending our activities and the slow operational re-start by our customers. The lost profitability resulting from the business interruption of this disaster was outside of the scope of our insurance coverage.

7 Cenovus Energy Inc. (Cenovus Energy) is the operator of the Foster Creek and Christina Lake Oil Sands Projects. Both projects are 50/50 joint ventures with ConocoPhillips.
8 Kirby North Project is the Phase 1 of the Kirby In Situ Oil Sands Expansion Project (Kirby Expansion Project), owned and operated by Canadian Natural.
9 Sunrise Energy Project (Sunrise) is a 50/50 joint venture with Husky Energy Inc.'s (Husky Energy) and BP Canada Energy Company (BP), a wholly owned subsidiary of BP PLC. The Sunrise project is operated by Husky Energy.
10 Hangingstone Project, a steam assisted gravity drainage (SAGD) project, is wholly owned and operated by Athabasca Oil Corporation (Athabasca Oil).
11 TransCanada Corporation (TransCanada)
12 Millennium mine, owned and operated by Suncor Energy Inc.
13 Steepbank mine, owned and operated by Suncor Energy Inc.
14 Kearl Oil Sands project is operated by Imperial oil and jointly owned by Imperial Oil (71%) and ExxonMobil Canada (29%).
15 Horizon Oil Sands mine site, a wholly owned and operated Canadian Natural Resources Limited ("Canadian Natural").

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Accomplishments against our 2016 Strategic Priority
At the start of 2016, we reaffirmed our primary goal for shareholders to grow our shareholder value through being an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments and to leverage our equipment and expertise to support the development of provincial infrastructure projects across Canada. Our focus was on the following tactics:

•	maintain and enhance safety culture;

•	build on our core business;

•	pursue revenue diversity;

•	maintain productivity and profitability;

•	grow positive free cash flow; and

•	maintain a strong balance sheet.
As documented above, we continued to face tough economic challenges and we were significantly impacted by the Fort McMurray Wildfire. Despite these significant challenges, we maintained our focus on our strategic priorities, which aided us in maintaining our resilience through a tough economic year.
Our focus on our strategic priority and tactics resulted in the following significant accomplishments for the year ended December 31, 2016:

•
We continued to elevate the standard of excellence in our safety culture, as reflected by our strong safety record in 2016, which included a significant improvement in our Total Recordable Injury Rate ("TRIR") of 0.25 down from 0.44 in 2015.  This impressive safety number reflected having zero recordable injuries in our maintenance group during 2016.

•
On May 2, 2016, our Kearl Lake Mine site was awarded the 2015 John T. Ryan National Safety Trophy for Select Mines by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) in recognition of our outstanding safety record during the 2015 calendar year.

◦
CIM is the leading technical society for professionals connected with the global minerals and materials industry. For over a century, CIM has driven the development and exchange of ideas and technological advancements. Today, CIM has more than 15,000 members, 10 technical societies and over 40 branches comprising a vast network of professionals hailing from industry, academia and government.

◦
With 790,808 hours worked at the Kearl mine during 2015, we achieved a reportable injury rate of zero. We can proudly take our place amongst the five other mines in Canada that also achieved a zero recordable injury rate in 2015. Noticeably, we are the only contractor in the Canadian oil sands to have achieved this goal.

•	On July 28, 2016, we were presented with the Alberta Mine Safety Association ("AMSA") 2015 Award of Safety Excellence.

◦
AMSA is an organization made up of mining, quarrying and oil sands industry companies, covering over 30 mines throughout the province. The purpose of the association is to foster good relationships between the safety personnel and operating management of all Alberta mining industry companies, with the end goal of ensuring the safest work place for those working in Alberta mining.

◦
This is the first year AMSA is recognizing provincial mining companies and contractors with an award for exceptional safety performance in an active mine setting. We were presented with the Award of Safety Excellence for the 2015 safety performance of all our workers employed for mining purposes, including all our operations, maintenance, supervisory, technical support and clerical staff.

•	We continue to develop our core business with long-term agreements with each of our major customers that extend beyond 2020, including:

◦
On October 21, 2016, we were awarded a multi-year service agreement with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities. The agreement runs through to December 31, 2020 and covers services for both oil sands mining and steam assisted, gravity drainage ("SAGD") projects on all the oil sands operator's sites in the Alberta oil sands. We had previously performed mine support and

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construction services for this oil sands operator under a long-term agreement that covered one base oil sands mining operation, whereas the new agreement incorporates a second oil sands mining operation being constructed (estimated late 2017 production) and the inclusion of the customer's SAGD sites.

◦
Subsequent to December 31, 2016, on January 24, 2017 we announced the award of an overburden removal contract, valued at over $45 million, with a major oil sands operator, while on February 1, 2017 we announced the renewal of a 5-year master services agreement on a sole sourced, negotiated basis with a major oil sands operator for the performance of reclamation, overburden removal, mine support services and civil construction activities. The renewal brings us to four long-term agreements with customers that extend beyond 2020.

•	We continue to work towards revenue diversity, including:

◦	Recently completing the construction of two tailing pond dams at the Red Chris Copper mine[16] located in northwest British Columbia.

◦
On October 13, 2016, the Red River Valley Alliance, a consortium including Acciona[17], Shikun Binui[18], InfraRed Capital Partners[19], and North American Enterprises Ltd. (a subsidiary of North American Energy Partners Inc.) was short listed for the Fargo-Moorhead Flood Risk Management Project. The project is based in the flood plains of Fargo, North Dakota and Moorhead, Minnesota, creating a flood diversion for the Red River that flows north into Winnipeg, Manitoba. The Red River Valley Alliance is one of four consortium's short listed for a significant portion (approximately US$800 million), of the estimated US$2.2 billion comprehensive project.

•
We continue to maintain productivity and profitability, despite the shutdown of all our operations in the Fort McMurray area on May 3, 2016 due to the Fort McMurray wildfire, combined with the slower than expected ramp up after the wildfire.

◦
Our revenue dropped from $281.3 million to $213.2 million. With our continued focus on equipment management cost savings initiatives and strong project execution, we mitigated the impact of the lower volumes, resulting in an improved gross profit of $32.3 million in 2016, $0.5 million higher than 2015 levels, while our gross margin improved to 15.2% in 2016, an improvement of 3.9% from 2015 levels.

◦
In addition, we achieved $50.1 million in Consolidated EBITDA for the current year, compared to $48.5 million in Consolidated EBITDA for the prior year while our Consolidated EBITDA margin improved to 23.5% in 2016, an improvement of 6.2% from 2015 levels.

•
We generated $30.1 million of free cash flow for the year ended December 31, 2016 due to good profitability and strong capital management, compared to $52.5 million of free cash flow generated for the year ended December 31, 2015 (excluding the $29.4 million proceeds generated from the settlement of the equipment sale related to the long-term overburden removal contract with Canadian Natural). The prior year free cash flow benefitted from the settlement of non-cash working capital for projects that wrapped up at the end of 2014.

◦	We ended 2016 with a $13.7 million cash balance, compared to a $32.4 million cash balance at the end of 2015.

•	During 2016, we signed two amending agreements to the Sixth Amended and Restated Credit Agreement (the "Credit Facility") to support the further lowering of our cost of debt.

16 Red Chris Mine, owned and operated by Red Chris Development Company Ltd. (RCDC), a subsidiary of Imperial Metals.
17 Acciona Concesiones S.L is a wholly-owned subsidiary of Acciona S.A. (Guarantor), a company listed on the Spanish IBEX 35 Index. Acciona Concesiones undertakes the development, design, construction, financing, management and operation of transportation and social infrastructure.
18 Shikun & Binui Concessions USA, Inc. (“SBC USA”) is the U.S. infrastructure development subsidiary of Shikun & Binui Ltd., the Guarantor for SBC USA. SBC USA has proven its ability to secure contracts for P3 projects successfully under various concession schemes - including availability payments and revenue risk concessions - and in various market conditions.
19 InfraRed Capital Partners Limited is a leading global venture capital firm specializing in infrastructure and real estate investments.

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On April 4, 2016, we signed the First Amending Agreement to the Credit Facility with our existing banking syndicate. The amendment formalized consent to redeem up to $10.0 million of the outstanding principal balance on our 9.125% Series 1 Senior Unsecured Debentures Due 2017 (the "Series 1 Debentures") and provided further flexibility in our financing needs with an increase to our capital lease limit, prescribed within the Credit Facility, from $75 million to $90 million

◦
On August 26, 2016, we signed the Second Amending Agreement to the Credit Facility with our existing banking syndicate. The amendment allowed for the redemption of the $10 million outstanding principal balance of our Series 1 Debentures, on or before September 30, 2016.

◦	For a complete discussion of the Credit Facility see "Resources and Systems - Capital Resources and Use of Cash" in this MD&A.

•
During 2016, we redeemed the outstanding balance of our Series 1 Debentures, using a combination of lower cost debt from our Credit Facility and cash. With $17.0 million of the two redemptions being financed through the lower cost Credit Facility, we expect to realize approximately $0.8 million in annual savings on our interest expense from these transactions.s

◦
On April 27, 2016, we redeemed approximately $9.9 million of the Series 1 Debentures. Holders of record at the close of business on April 22, 2016 had their Series 1 Debentures redeemed on a pro rata basis for 100% of the principal amount, plus accrued and unpaid interest.

◦
On September 30, 2016, we redeemed the remaining $10.0 million outstanding balance of our Series 1 Debentures. Holders of record at the close of business on September 26, 2016 had their Series 1 Debentures redeemed for 100% of the principal amount, plus accrued and unpaid interest.

•
With the reduction and final elimination of the Series 1 Debentures over the past three years, the negotiation of a lower cost credit agreement in 2015 and the securing of lower cost capital lease terms in 2015 and 2016, we reduced total 2016 interest cost by $4.1 million from 2015 levels. At December 31, 2016 our total debt is $101.0 million compared to $110.9 million at December 31, 2015.

•
During 2016, we effected normal course issuer bids ("NCIB") for the purchase and cancellation of voting common shares to improve shareholder value through the consolidation of outstanding common shares.

◦
On May 27, 2016, we completed our normal course purchases and subsequent cancellation of 1,657,514 voting common shares, purchased in the United States, primarily through the facilities of the New York Stock Exchange ("NYSE"), at a volume weighted average price of US$2.27 per share.

◦
On November 15, 2016, we completed our normal course purchases and subsequent cancellation of 1,075,900 voting common shares, purchased in Canada primarily through the facilities of the Toronto Stock Exchange ("TSX"), at a volume weighted average price of $3.84 per share.

◦
We used $9.2 million in cash for the two NCIB transactions and increased our equity per share to $5.21 per share as at December 31, 2016 from $5.18 per share as at December 31, 2015, while still maintaining our dividend of $0.08 per share.

•
During 2016, we increased our common shares held in our trust agreement to 2,213,247 shares held as at December 31, 2016 from 1,256,803 shares held at December 31, 2015. We used $3.7 million in cash for these purchases during 2016. These shares are classified as treasury shares on our balance sheet.

◦	The common shares were purchased by the trustee and are held for the purpose of settling certain stock-based compensation plans that vest in future periods.

◦
By the trustee purchasing the shares well in advance of the vesting of the stock-based compensation units we are able to avoid going to market to purchase the shares required at vesting of the award units, presumably at a higher cost. Alternatively, we are also avoiding diluting our shareholder value by issuing new common shares to settle the vested stock-based compensation units.

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•
On May 19, 2016, S&P Global Ratings ("S&P")[20] affirmed our "B" long-term corporate credit rating and improved their financial risk profile on us from "aggressive" to "intermediate". In addition, they raised our issue-level rating on our Series 1 Debentures to "BB-" from "B" and revised our recovery rating on the notes to "1" from "4". In their report, S&P stated that the revisions reflect their assessment of our lower adjusted debt, with prepayments of unsecured debt and spending flexibility, which allows us to reduce capital spending to maintenance levels without compromising our operating efficiency. S&P also stated that the stable outlook reflects their view that our financial risk profile will have ample cushion at the "B" rating level.

For a complete discussion on our Debt Rating and the meaning of S&P's ratings, please see "Resources and Systems - Debt Ratings" in this MD&A.
A complete discussion on our significant business events for the past three years along with our 2017 strategic priority and tactics can be found in our most recent Annual Information Form ("AIF").
Normal Course Issuer Bid
On February 14, 2017, we announced that we had amended our previously-announced NCIB through the facilities of the TSX.  Under our current NCIB, we were authorized to purchase up to 1,075,968 voting common shares in the capital of the Company (the “Shares”),  which at the commencement of the NCIB on August 8, 2016, represented approximately 3.9% of the public float (as determined by TSX requirements). We received conditional approval from the TSX to increase the number of Shares available for repurchase under the NCIB by 1,657,514 Shares (“Additional Shares”) to take into account the fact that at the time of commencing the NCIB on August 8, 2016, our acquisition of Shares pursuant to our previously-announced U.S. share purchase program was deducted from the aggregate number of Shares eligible to be repurchased under the NCIB. We shall acquire Additional Shares only after twelve months have elapsed from the date we made an equivalent purchase of Shares under the previous U.S. repurchase program.  The effect of the amended NCIB will be that during the period from August 8, 2016 to August 7, 2017 we would be eligible to purchase up to 10% of the public float as of July 31, 2016 (being 27,344,828 Shares).  The purchase of the Additional Shares under the NCIB shall only be made through the facilities of the TSX.
During the preceding 12 months, we have acquired an aggregate of 1,075,900 Shares under our current NCIB at a weighted average price of $3.84 per Share and an aggregate of 1,657,514 Shares primarily through the facilities of the New York Stock Exchange pursuant to our previously-announced U.S. share purchase program at a volume weighted average price of $2.2683 USD per share. The Additional Shares purchased under the amended NCIB, would represent approximately 5.4% of the issued and outstanding Shares, and together with the 1,075,968 shares purchased under the original TSX NCIB will constitute 10% of the public float, as of July 31, 2016. We are of the view that the amendment to the NCIB and the repurchase of additional Shares is an effective use of its cash resources and is in the best interests of the Company and our shareholders. The amended NCIB would both increase liquidity for shareholders seeking to sell and provide an increase in the proportionate interests of shareholders wishing to maintain their positions in the Company.
All purchases of Shares under the amended NCIB will be made in compliance with the TSX rules and the NCIB will terminate no later than August 7, 2017.  We will enter into an automatic share purchase plan (the “Plan”) in respect of the amended NCIB. The Plan provides standard instructions regarding how the Shares are to be purchased under the program, subject to pre-established parameters. Prior to any further purchases being made pursuant to the Plan, we will confirm to our broker that we are then not aware of any material undisclosed or non-public information with respect to the Company or any securities of the Company. During the term of the Plan, we will not communicate any material undisclosed or non-public information to the trading staff of the broker; accordingly, the broker may make purchases regardless of whether a trading blackout period is in effect or whether there is material undisclosed or non-public information about the Company at the time that purchases are made under the Plan. Pursuant to the terms of the Plan, provided that we are neither in possession of material undisclosed or non-public information relating to the Company nor in a trading blackout period, we will have the ability to authorize the broker to make purchases outside of the pre-established price limits. In the event that the Plan is materially varied, suspended or terminated, we will issue a press release advising of such variation, suspension or termination, as applicable. Shares purchased pursuant to the NCIB will be cancelled.

20 Standard and Poor's Ratings Services ("S&P"), a division of The McGraw-Hill Companies, Inc.

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C. OUR BUSINESS
Five Year Financial Performance
The table below represents select financial data related to our business performance for the past five years:

	Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2016	2015	2014	2013	2012
Operating Data
Revenue	$213,180	$281,282	$471,777	$470,484	$595,422
Gross profit	32,343	31,890	51,400	45,739	24,030
Gross profit margin	15.2%	11.3%	10.9%	9.7%	4.0%
Operating income (loss)	3,923	2,837	11,599	(2,683)	(23,136)
Net income (loss) from continuing operations	(445)	(7,470)	(697)	(18,047)	(32,496)
Consolidated EBITDA from continuing operations(1)	50,073	48,534	64,442	43,466	28,071
Consolidated EBITDA margin from continuing operations(1)	23.5%	17.3%	13.7%	9.2%	4.7%
Net (loss) income(2)	(445)	(7,470)	(1,169)	69,184	(13,673)
Per share information from continuing operations
Net loss - basic & diluted	$(0.01)	$(0.23)	$(0.02)	$(0.50)	$(0.90)
Per share information
Net (loss) income - basic	$(0.01)	$(0.23)	$(0.03)	$1.91	$(0.38)
Net (loss) income - diluted	$(0.01)	$(0.23)	$(0.03)	$1.89	$(0.38)
Balance Sheet Data
Total assets(3)	$350,081	$360,177	$456,581	$445,641	$474,749
Total debt(3)(4)	100,972	110,942	128,324	118,295	330,729
Total shareholders' equity	158,954	171,618	189,579	191,835	132,557
Debt to shareholders' equity	0.6:1	0.6:1	0.7:1	0.6:1	2.5:1
Shareholder's equity per share	$5.21	$5.18	$5.43	$5.52	$3.66

Cash dividend declared per share	$0.08	$0.08	$0.08	$0.00	$0.00

1
"Consolidated EBITDA from Continuing Operations" and "Consolidated EBITDA margin from Continuing Operations" is defined as Consolidated EBITDA and Consolidated EBITDA margin excluding results from discontinued operations. For a definition of Consolidated EBITDA and Consolidated EBITDA margin and a reconciliation to net (loss) income see "Non-GAAP Financial Measures" and "Summary of Consolidated Results" in this MD&A.

2
Net (loss) income includes results from discontinued operations for the year ended December 31, 2014, 2013 and 2012, respectively. Revenue, gross profit, operating income (loss) and Consolidated EBITDA excludes results from discontinued operations.

3	Total assets and total debt have been adjusted to only include assets and debt associated with continuing operations for all periods presented.
4
Total debt is calculated as the addition of Series 1 Debentures, capital lease obligations and credit facilities. Excluded from total debt is debt relating to discontinued operations of $6.1 million at December 31, 2012.

Business Overview
We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
Our core market is the Canadian oil sands, where we provide construction and operations support services through all stages of an oil sands project's lifecycle. We have extensive construction experience in both mining and "in situ" oil sands projects and we have been providing operations support services to four producers currently mining bitumen in the oil sands since inception of their respective projects: Syncrude, Suncor, Imperial Oil21 and Canadian Natural. We focus on building long-term relationships with our customers and in the case of Syncrude and Suncor, these relationships span over 30 years.
We believe that we operate one of the largest fleet of equipment of any contract resource services provider in the oil sands. Our total fleet (owned, leased and rented) includes approximately 382 pieces of diversified heavy construction equipment supported by over 1,723 pieces of ancillary equipment. We have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the Canadian oil sands.
While our services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully leverage our oil sands knowledge and technology and put it to work in other resource development projects. We believe we are positioned to respond to the needs of a wide range of other resource developers and provincial infrastructure projects across Canada. We remain committed to expanding our operations outside of the
Canadian oil sands.s

21 Imperial Oil Resources Limited (Imperial Oil).

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We believe that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.
Operations Overview
Our services are primarily focused on supporting the construction and operation of surface mines, particularly in the oil sands, with a focus on:

•	site clearing and access road construction;

•	site development and underground utility installation;

•	construction and relocation of mine site infrastructure;

•	stripping, muskeg removal and overburden removal;

•	heavy equipment and labour supply;

•	material hauling; and

•	mine reclamation and tailings pond construction.
In addition, we provide site development services for plants and refineries, including in situ oil sands facilities.
We maintain our large diversified fleet of heavy equipment and ancillary equipment from our two significant maintenance and repair centers, one based in Fort McMurray, Alberta on a customer's mine site and one based near Edmonton, Alberta. In addition, we operate running maintenance and repair facilities at each of our customer's oil sands mine sites.
We believe our competitive strengths are as follows:

•	leading market position in contract mining services;

•	large, well-maintained equipment fleet;

•	broad mining service offering across a project's lifecycle;

•	long-term customer relationships;

•	operational flexibility; and

•	strong balance sheet to weather the cyclical risks prevalent in the oil sands.
For a complete discussion of our competitive strengths, see the "Business Overview - Competitive Strengths" section of our Annual Information Form ("AIF"), which section is expressly incorporated by reference into this MD&A.
Revenue by Source and End Market
Our revenue is generated from two main customer demand sources:

•	operations support services; and

•	construction services.
Our revenue is generated from three main end markets:

•	Canadian oil sands;

•	non-oil sands resource development; and

•	provincial infrastructure.
The flexibility of our equipment fleet and technical expertise is such that we can move people and equipment across revenue sources and markets to support the different types of project's needs.
For a discussion on our revenue by source and end market see the "Our Business - Revenue by Source and End Market" section of our AIF, which section is expressly incorporated by reference into this MD&A.
Our Strategy
For a discussion on how we will implement our strategy see the "Our Strategy" section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

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D. FINANCIAL RESULTS
Summary of Consolidated Annual Results

	Year Ended December 31,
(dollars in thousands, except per share amounts)	2016	2015	2016 vs 2015 Change
Revenue	$213,180	$281,282	$(68,102)
Project costs	80,023	119,568	(39,545)
Equipment costs	60,020	89,784	(29,764)
Depreciation	40,794	40,040	754
Gross profit	32,343	31,890	453
Gross profit margin	15.2%	11.3%	3.9%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	21,192	24,602	(3,410)
Stock-based compensation expense	6,030	1,696	4,334
Operating income	3,923	2,837	1,086
Interest expense	5,784	9,880	(4,096)
Net loss	(445)	(7,470)	7,025
Net loss margin	(0.2)%	(2.7)%	2.5%
EBITDA(1)	$47,772	$44,326	$3,446
Consolidated EBITDA	$50,073	$48,534	$1,539
Consolidated EBITDA margin	23.5%	17.3%	6.2%

Per share information
Net loss - Basic & Diluted	$(0.01)	$(0.23)	$0.22

Cash dividend declared per share	$0.08	$0.08	$—

(1)	See "Non-GAAP Financial Measures". A reconciliation of net loss to EBITDA and Consolidated EBITDA is as follows:

	Year Ended December 31,
(dollars in thousands)	2016	2015
Net loss	$(445)	$(7,470)
Adjustments:
Interest expense, net	5,784	9,880
Income tax benefit	(49)	(114)
Depreciation	40,794	40,040
Amortization of intangible assets	1,688	1,990
EBITDA	$47,772	$44,326
Adjustments:
(Gain) loss on disposal of plant and equipment	(116)	917
Gain on disposal of assets held for sale	(374)	(152)
Equity stock-based compensation expense	2,791	2,511
Equity in earnings of unconsolidated joint venture	—	356
Loss on debt extinguishment	—	576
Consolidated EBITDA	$50,073	$48,534
Analysis of Consolidated Annual Results
Revenue
For the year ended December 31, 2016, revenue was $213.2 million, down from $281.3 million for the year ended December 31, 2015. The decrease in revenue is primarily due to the shutdown of all our operations in the Fort McMurray area on May 3, 2016 due to the Fort McMurray wildfire, combined with the slower than expected ramp up after the wildfire. Contributing to the lower revenue was the continued effect of low crude pricing on customer spending and unfavorable weather conditions in the first four months of the year, which limited our winter work program to night shifts during certain abnormally warm days during the first quarter. Our current year winter work program consisted of mine support activity at the Kearl, Mildred Lake and Horizon mines combined with overburden removal and tailings pond activities at the Millennium Mine. Reclamation activity at the Aurora mine during the first quarter winter works program did not meet the volumes of last year at the Mildred Lake and Horizon mines. The aforementioned slower than expected summer works ramp up was partially mitigated by new civil dam construction work at the Red Chris Copper mine located in northwest British Columbia during the second half of the year and civil construction activities at the Millennium, Mildred Lake and Aurora mines started late in the third quarter and extending into the fourth quarter. Prior year revenues benefited from a large site development project

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performed through the year at the Kearl mine, the completion of the Highway 6322 road construction project in Northern Alberta and overburden removal activities performed under the long-term contract on the Horizon mine that was completed at end of the second quarter last year.
Gross profit
For the year ended December 31, 2016, gross profit was $32.3 million or 15.2% of revenue, up from $31.9 million or 11.3% of revenue in the previous year. The higher gross profit for the current year offset the impact of our lower volumes. The gross profit margin improvement for the current year benefitted from lower equipment costs driven by improvements to our preventative maintenance program, which increased equipment operating capacity between scheduled equipment servicing. Complimenting these improvements, warmer temperatures during the first four months of the year helped to reduce our idle time and extreme weather breakdown maintenance that is typically experienced during the first three months of the year.
Depreciation for the year ended December 31, 2016 was $40.8 million (19.1% of revenue) up from $40.0 million (14.2% of revenue) for the year ended December 31, 2015. Depreciation expense is comparable, despite a reduction in revenue, due to an increase in demand for our larger capacity equipment fleet during our first and fourth quarters of our winter work program, combined with the effect of fixed depreciation charges for certain asset groups which offset the effect of lower equipment demand during the second and third quarters.
Operating income
For the year ended December 31, 2016, operating income was $3.9 million, up from $2.8 million for the year ended December 31, 2015.
G&A expense (excluding stock-based compensation expense) was $21.2 million for the year ended December 31, 2016, down from $24.6 million in the year ended December 31, 2015. The current year G&A reflects the benefits gained from cost-saving initiatives implemented over the past year, partially offset by $0.5 million of restructuring charges. Stock-based compensation cost increased $4.3 million compared to the previous year primarily as a result of the effect of the higher share price on the carrying value of the liability classified award plans.
During the year ended December 31, 2016 we recorded a $0.5 million gain on the disposal of plant and equipment and assets held for sale as we disposed of certain pieces of our heavy equipment fleet that had passed their useful lives. In addition we recorded $1.7 million of amortization of intangible assets. We recorded a $0.8 million loss on the disposal of plant and equipment and assets held for sale and recorded $2.0 million in amortization of intangible assets for the year ended December 31, 2015.
Net loss
For the year ended December 31, 2016, we recorded a net loss of $0.4 million (basic and diluted loss per share of $0.01), compared to a net loss of $7.5 million (basic and diluted loss per share of $0.23) for the year ended December 31, 2015. The net loss in the current year included the recording of $6.0 million in stock-based compensation expense, partially offset by $1.4 million in other income generated from the sale of other current assets. This compares to the recording of $1.7 million in stock-based compensation expense recorded in the previous year. The combined income tax benefit in the current period is similar to the previous year combined income tax benefit despite a $7.1 million reduction in net loss compared to the prior year due to the prior year usage of certain non-capital losses compared to the current year. Basic and diluted loss per share in the current period was partially affected by the reduction in issued and outstanding common shares (30,518,907 as at December 31, 2016 compared to 33,150,281 outstanding voting common shares as at December 31, 2015). For a full discussion on our capital structure see "Resources and Systems - Securities and Agreements" in this MD&A.

22 Province of Alberta, Ministry of Transportation Highway 63 development project.

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Summary of Consolidated Three Month Results

	Three Months Ended December 31,
(dollars in thousands, except per share amounts)	2016	2015	Change
Revenue	$62,201	$64,994	$(2,793)
Project costs	24,442	26,349	(1,907)
Equipment costs	18,666	19,346	(680)
Depreciation	12,701	10,347	2,354
Gross profit	6,392	8,952	(2,560)
Gross profit margin	10.3%	13.8%	(3.5)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	4,996	6,123	(1,127)
Stock-based compensation expense	2,753	615	2,138
Operating (loss) income	(1,182)	536	(1,718)
Interest expense	1,136	1,558	(422)
Net loss	(497)	(712)	215
Net loss margin	(0.8)%	(1.1)%	0.3%
EBITDA(1)	$13,033	$11,382	$1,651
Consolidated EBITDA(1)	$13,504	$13,456	$48
Consolidated EBITDA margin	21.7%	20.7%	1.0%

Per share information
Net loss - Basic and Diluted	$(0.02)	$(0.02)	—

Cash dividend declared per share	$0.02	$0.02	$—

(1)	See "Non-GAAP Financial Measures". A reconciliation of net loss to EBITDA and Consolidated EBITDA is as follows:

	Three Months Ended December 31,
(dollars in thousands)	2016	2015
Net loss	$(497)	$(712)
Adjustments:
Interest expense, net	1,136	1,558
Income tax benefit	(444)	(320)
Depreciation	12,701	10,347
Amortization of intangible assets	137	509
EBITDA	$13,033	$11,382
Adjustments:
(Gain) loss on disposal of plant and equipment	(292)	931
(Gain) loss on disposal of assets held for sale	(20)	238
Equity stock-based compensation expense	783	905
Loss on debt extinguishment	—	—
Consolidated EBITDA	$13,504	$13,456

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Analysis of Three Month Results
Revenue
For the three months ended December 31, 2016, consolidated revenue was $62.2 million, down from $65.0 million in the same period last year. Revenue was down in the current period, compared to last year as a result of a reduction in civil construction activity at the Millennium and Aurora mines, reduced overburden removal volumes at the Steepbank and Millennium mines and the prior year completion of a site development project at the Kearl mine. This reduced activity was partially offset by the ramp up of our expanded winter work programs at the Mildred Lake and Millennium mines, the completion of civil construction work at the Mildred Lake mine, ongoing mine support activities at the Kearl mine and the completion of a new civil dam construction project at the Red Chris Copper mine, in northwest British Columbia.
Gross profit
For the three months ended December 31, 2016, gross profit was $6.4 million or 10.3% of revenue, down from a gross profit of $9.0 million or 13.8% of revenue during the same period last year. The lower gross profit in the current period was driven by higher depreciation from increased winter work program activity and the completion of preventative maintenance and repair activities, performed early in the quarter to prepare our equipment for our winter work programs. The prior period quarter benefited from project closeout activities on a site development project.
For the three months ended December 31, 2016, depreciation was $12.7 million, up from $10.3 million in the same period last year.
Operating (loss) income
For the three months ended December 31, 2016, operating loss was $1.2 million, compared to operating income of $0.5 million during the same period last year. G&A expense (excluding stock-based compensation expense) was $5.0 million for the three months ended December 31, 2016, down from $6.1 million in the same period last year, reflecting the benefits gained from cost-saving initiatives implemented over the past year.
Stock-based compensation expense increased $2.1 million compared to the prior year primarily as a result of the effect of the higher share price on the carrying value of the liability classified award plans.
For the three months ended December 31, 2016, we recorded $0.3 million of gains on the disposal of plant and equipment and assets held for sale compared to $1.2 million of losses in the previous period.
Net loss
For the three months ended December 31, 2016, net loss was $0.5 million (basic and diluted loss per share of $0.02), compared to a net loss of $0.7 million from (basic and diluted loss per share of $0.02) during the same period last year. The net loss in the current quarter included the recording of $2.8 million in stock-based compensation expense, partially offset by $1.4 million in other income generated from the sale of other current assets. This compares to the recording of $0.6 million in stock-based compensation expense recorded in the same period last year. The combined income tax benefit recorded in the current period of $0.4 million for the three months ended December 31, 2016 is comparable to the combined income tax benefit recorded in the prior period of $0.3 million for the three months ended December 31, 2015.

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Non-Operating Income and Expense

	Three Months Ended December 31,		Year Ended December 31,
(dollars in thousands)	2016	2015	2016	2015
Interest expense
Long term debt
Interest on Series 1 Debentures	$—	$452	$977	$3,986
Interest on Credit Facility	453	363	1,593	1,031
Interest on capital lease obligations	652	648	2,836	3,044
Amortization of deferred financing costs	63	107	572	1,961
Interest on long term debt	$1,168	$1,570	$5,978	$10,022
Interest income	(32)	(12)	(194)	(142)
Total Interest expense	$1,136	$1,558	$5,784	$9,880
Foreign exchange (gain) loss	(2)	10	8	(35)
Loss on debt extinguishment	—	—	—	576
Income tax benefit	(444)	(320)	(49)	(114)
Interest expense
Total interest expense was $1.1 million during the three months ended December 31, 2016, down from $1.6 million in the same period last year. In the year ended December 31, 2016, total interest expense was $5.8 million, down from the $9.9 million the year ended December 31, 2015.
Interest on our Series 1 Debentures dropped to $nil and $1.0 million, respectively, during the three months and year ended December 31, 2016, from $0.5 million and $4.0 million in the respective corresponding period last year. The reduction is a result of the redemption of $58.7 million of Series 1 Debentures since the end of the first quarter in the prior year.
Interest on our Credit Facility increased to $0.5 million and $1.6 million, respectively, during the three months and year ended December 31, 2016, from $0.4 million and $1.0 million during the respective three months and year ended December 31, 2015. The increase in current year interest is related to the $30.0 million borrowing under the Term Loan of our Credit Facility as well as an $11.0 million draw on our Revolver, with both borrowings used to support the redemption of the Series 1 Debentures. The impact of the increased borrowing on interest expense was partially offset by reduced pricing negotiated in July 2015.
Interest on capital lease obligations for the three months and year ended December 31, 2016 was comparable to prior year and decreased in the year ended December 31, 2016 to $2.8 million from $3.0 million in the corresponding period last year. Current year interest on capital lease obligations is lower than the interest during the year ended December 31, 2015, largely due to favorable pricing secured during recent lease additions. For a discussion on assets under capital lease see "Resources and Systems - Capital Resources and Use of Cash".
Amortization of deferred financing costs of $0.1 million for the three months ended December 31, 2016 was comparable to prior year. The current year amortization of deferred financing costs dropped to $0.6 million from $2.0 million in the same period last year primarily as a result of $0.2 million in write-offs in the current year for the Series 1 Debentures, compared to $0.8 million in partial write-offs of deferred financing cost related to $38.8 million in partial redemptions of Series 1 debentures executed during the prior year. Prior year interest also included $0.4 million in write-offs from the expiration of our previous credit facility.
Foreign exchange (gain) loss
The foreign exchange gains and losses relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment and equipment parts. A more detailed discussion about our foreign currency risk can be found under “Risk Factors - Quantitative and Qualitative Disclosures about Market Risk”.
Loss on debt extinguishment
During the year ended December 31, 2016, we redeemed $19.9 million aggregate principal amount of Series 1 Debentures as part of our debt restructuring and recorded no gain or loss related to the transactions. The loss on debt extinguishment of $0.6 million during the year ended December 31, 2015, relates to partial Series 1 Debenture redemptions completed during the year at a premium.
A more detailed discussion on the partial redemption of our Series 1 Debentures can be found under "Resources and Systems - Securities and Agreements".

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Income tax benefit
For the three months ended December 31, 2016, we recorded a current income tax expense of $nil and a deferred income tax benefit of $0.4 million, providing a total income tax benefit of $0.4 million. This compares to a combined income tax benefit of $0.3 million for the same period last year.
For the year ended December 31, 2016, we recorded no income tax expense and a nominal amount of deferred income tax benefit. This compares to a combined income tax benefit of $0.1 million for the year ended December 31, 2015.
Income tax as a percentage of income before taxes differs from the statutory rates of 27.0% for the three months and year ended December 31, 2016 and 26.0% for the three months and year ended December 31, 2015. Due to the significant amount of temporary timing differences that reversed in 2015, non-capital losses of $60.7 million was used to offset taxable income compared to $7.6 million of non-capital losses used to offset taxable income in 2016. The differences in the year ended December 31, 2016 were primarily due to permanent differences resulting from stock-based compensation, book to filing differences and the disaster relief payment provided to our displaced employees and families during the Fort McMurray wildfire. The difference from the statutory rates in prior year is primarily due to the enacted increase of the Alberta provincial corporate tax rates and permanent differences resulting from stock-based compensation expense and other tax adjustments.
Summary of Consolidated Quarterly Results
As discussed in "Significant Business Events - Fort McMurray Wildfire", the results for the three months ended June 30, 2016 and three months ended September 30, 2016 were negatively affected by the shutdown of operations on May 3, 2016 due to the evacuation in Fort McMurray. We were able to return to mines sites further north within two weeks, as the impact from the wildfire and evacuation was limited. Mine sites closer to Fort McMurray took longer to ramp up to expected operational levels.
In addition, a number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing of resolution for claims and unsigned change-orders;

•	the timing of "mark-to-market" expenses related to the effect of a change in our share price on cash related stock-based compensation plan liabilities; and

•	the level of borrowing under our Series 1 Debentures and Credit Facility and the corresponding interest expense recorded against the outstanding balance of each.
The table, below, summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015
Revenue	$62.2	$48.2	$24.2	$78.5	$65.0	$66.8	$64.4	$85.1
Gross profit	6.4	5.4	2.1	18.4	9.0	7.4	4.6	11.0
Operating (loss) income	(1.2)	(0.3)	(5.3)	10.7	0.5	1.0	(0.8)	2.2
Consolidated EBITDA	13.5	9.0	1.7	25.9	13.5	12.2	8.1	14.8
Total net (loss) income	(0.5)	(1.4)	(4.9)	6.4	(0.7)	(2.1)	(4.1)	(0.5)
Net (loss) income per share - basic (i)	$(0.02)	$(0.05)	$(0.16)	$0.20	$(0.02)	$(0.07)	$(0.13)	$(0.01)
Net (loss) income per shares - diluted (i)	$(0.02)	$(0.05)	$(0.16)	$0.19	$(0.02)	$(0.07)	$(0.13)	$(0.01)

Cash dividend declared per share(ii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02

i)
Net (loss) income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

ii)	The timing of the payment of the cash dividend per share may differ from the dividend declaration date.

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We generally experience a decline in our mine site support revenue such as reclamation and muskeg removal services during the three months ended June 30 of each year due to seasonality, as weather conditions make performance of this heavy equipment intensive work in the oil sands difficult during this period. The mine support activity levels in the oil sands decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as "spring breakup" and has a direct impact on our mine support activity levels. All other events being equal, mine support revenue during the December to March time period of each year is traditionally highest as ground conditions are most favourable for work requiring frozen ground access in the oil sands.
Delays in the start of the winter freeze, required to perform this type of work or an abnormal thaw period during the winter months will reduce overall revenues or have an adverse effect on project performance in the winter period. It should be noted that extreme weather conditions during this period, where temperatures dip below minus 30 degrees Celsius, can have an adverse effect on revenue due to lower equipment performance and reliability. In each of the past two years we have experienced either a late winter freeze or an abnormal winter thaw causing results to deviate from the typical winter pattern. In addition, construction project delays have reduced demand for services typically provided during the three months ended March 31 in each of the past two years.
Our civil construction revenue, which usually includes a higher percent of low margin materials revenue, generally ramps up after the "spring breakup", once ground conditions stabilize. We typically use lower capacity equipment to support civil construction activities during this period resulting in a lower rate of revenue per equipment hour. Civil construction activity continues until the winter freeze at which time we typically demobilize this lower capacity equipment from the sites. The margin and schedule for this type of work is negatively affected by low productivity if weather delays extend beyond seasonal averages for the construction season. These additional delays can push the project completion into the more costly winter season or require us to re-mobilize to the site after the winter season to complete the project.
Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.
Profitability also varies from quarter-to-quarter as a result of the resolution of claims and unsigned change-orders. While claims and change-orders are a normal aspect of the contracting business, they can cause variability in profit margin due to delayed recognition of revenues. For further explanation, see "Claims and Change Orders".
Our profitability can also be affected by significant changes to our share price and the effect this change has on the "mark-to-market" valuation of our liability based stock-based compensation plan.
Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as provided by fixed interest expense. Events in the past two years, which include the reduction of our overhead support costs and the overall reduction of our debt, have changed the impact of these fixed costs as compared to previous years.
Claims and Change Orders
Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.
Contract change management processes require that we obtain change orders from our clients approving scope and/or price adjustments to the contracts. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements.
Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and

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unapproved or un-priced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.
Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.
For the year ended December 31, 2016, due to the timing of receipt of signed change orders, we recorded $1.2 million in claims revenue recognized to the extent of costs incurred. As at December 31, 2016, we had $8.3 million of unresolved claims and change orders, primarily related to one customer, recorded on our balance sheet. Subsequent to December 31, 2016, $1.2 million of this amount was approved by the customer. This compares to $7.5 million of unresolved claims and change orders recorded on our balance sheet for the year ended December 31, 2015. We are working with our customers in accordance with the terms of our contracts to come to a resolution on additional amounts, if any, to be paid to us with respect to these unresolved claims.
Contingent Proceeds
On July 12, 2013, we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity (the "Piling sale") to the Keller Group plc (the "Keller Group" or the "Purchaser"). In conjunction with the Piling sale, we have exited the piling, foundation, pipeline anchor and tank services businesses. The results of piling operations are included in net income from discontinued operations for all periods presented.
As part of the sale, we had the opportunity to receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold in the three years following the transaction. We have determined that we will not be entitled to receive any of the $92.5 million in additional proceeds related to the Piling sale.
E. OUTLOOK
Even before OPEC and in particular Saudi Arabia, made a complete about turn in relation to production strategy, a re-balancing of oil supply and demand appeared to be well underway. Therefore, although the deep and unusually long cyclical downturn in the oil industry is into its third year, the worst seems to be behind us. The oil price appears to have stabilized in the low US$50's per barrel and may head higher as 2017 progresses.s
In response to the downturn, most of our oil sands mining customers elected to increase their production and all slashed their expenses in order to lower operating costs per barrel.s While it is unlikely that there may be new mines announced until oil prices are much higher, it is important to note that the new Fort Hills mine is due on-stream late this year and the drive for increased production on most existing mines should lead to greater volumes of recurring mine services for us to address. s
Several of our customers have achieved operating cost savings per barrel of around 30% in Canadian dollar terms, which equates to about 50% in US dollars, due to the depreciation of the local currency, in which most expenses are incurred. As the Canadian dollar is not expected to significantly appreciate in 2017, this situation provides our customers with a meaningful cost advantage to exploit. This seems to be translating into more work opportunities for us and we have already secured considerably more earthworks volume than was available last year, including an overburden stripping contract that we plan to ramp up in the usually seasonally slow second quarter. In addition we are already dealing with bids for summer construction projects that are not usually issued until the March / April time frame. Early indications are that, in the absence of a wildfire interruption, 2017 will be much busier for us than 2016.s
We recently extended a near expiration Master Service Agreement ("MSA") on a sole sourced, negotiated basis with a key customer which means that we are not faced with another expiration situation until late 2020. Therefore, we have come through the downturn with all of our MSAs intact or expanded, which we believe underpins our revenue expectations for several years.s
In the other resource industries, such as coal, iron ore, base metals, and precious metals, we have seen much increased bidding activity and opportunities. We were successful in winning a summer 2016 tailings dam construction job at the Red Chris copper mine in British Columbia, which we hope will be extended into 2017. This project represents the first of what we believe will be a stream of future opportunities from our diversification activities in this sector, as commodity pricing and associated development activity improves.s
Our business development work in the infrastructure sector continues and we have received additional partnering requests and opportunities to participate in major infrastructure projects. We were very pleased to qualify to bid for

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the Fargo-Moorhead flood mitigation project, in the northern US, as part of a strong consortium. The bid will be completed in 2017, with an award expected in the late fall to the successful proponent.s
We definitely view the infrastructure sector as a positive opportunity and are actively pursuing both major and minor projects. In major infrastructure projects, we seek to find strong senior partners with mega-project experience looking for an earthworks contractor that has the assets and can put the “boots on the ground” to execute earthworks safely and efficiently. If our partnership is successful in the tender, we look to self-perform the earthworks while also contributing to the overall project management team. In situations where our project team is not awarded the work, we will continue to pursue the opportunity as a potential earthworks subcontractor to the awarded team(s). We believe the project insight and knowledge gained by being a project partner increases our ability to accurately assess risk and price as a subcontractor.s
Our recent debt reduction initiatives, with a focus on lowering our cost of debt, combined with a stronger financial position and improved operating cost structure should provide a stable base to allow us to remain competitive in our pricing and providing us with the ability to take advantage of organic growth and acquisition opportunities.s
In summary, we continue to pursue heavy civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and infrastructure projects. We are excited about our organic growth potential and believe we can capitalize on it to grow both Consolidated EBITDA and free cash flow significantly over the next three years.s
F. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:
•    permit and licensing requirements applicable to contractors in their respective trades;
•    building and similar codes and zoning ordinances; and
•    laws and regulations relating to worker safety and protection of human health.
We believe that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.
For a complete discussion of our laws and regulations and environmental matters, see the "Legal and Labour Matters - Laws and Regulations and Environmental Matters" section of our Annual Information Form ("AIF"), which section is expressly incorporated by reference into this MD&A.
Legal Proceedings and Regulatory Actions
From time to time, we are a party to litigation and legal proceedings that we consider to be a part of the ordinary course of business. While no assurance can be given, we believe that, taking into account reserves and insurance coverage, none of the litigation or legal proceedings in which we are currently involved or know to be contemplated could reasonably be or could likely be considered important to a reasonable investor in making an investment decision, expected to have a material adverse effect on our business, financial condition or results of operations. We may, however, become involved in material legal proceedings in the future that could have such a material adverse effect.
Employees and Labour Relations
As at December 31, 2016, we had approximately 131 salaried employees (2015 - 152 salaried employees) and approximately 774 hourly employees (2015 - 831 hourly employees) in our Western Canadian operations. Of the 774 hourly employees, approximately 673 employees are union members and work under collective bargaining agreements (December 31, 2015 - 683 employees).  Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from 700 employees to approximately 1,600 employees depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7.0% to 10.0% of the work we undertake.
The majority of our work is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955, which ensures labour stability through to 2021. Other collective agreements include the provincial collective agreement between the Operating

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Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association ("ARBHCA"), which has expired. The parties have agreed to extend the term of the current agreement while negotiations continue and have also agreed to a project-specific term, with a no-strike/no-lockout clause for long-term work. A third collective agreement in effect is specific to work performed in our Acheson maintenance shop between the Operating Engineers and North American Maintenance Ltd., which has been extended until 2018.
Our relationship with all our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.s
G. RESOURCES AND SYSTEMS
CAPITAL STRATEGY
Our capital strategy continues to focus on increasing shareholder value and reducing our cost of debt. Our capital strategy activities have included significantly reducing our total debt, lowering our average cost of debt, purchasing and subsequently canceling more than 15% of our voting common shares and increasing the borrowing flexibility of our Credit Facility by securing the facility through a combination of working capital and equipment. Building on these prior year successes, we took the following actions in 2016:

•	Redeemed the $19.9 million outstanding principal amount of the Series 1 Debentures using funds from the Credit Facility and available cash, saving $0.8 million in future interest payments.

•	Reduced total debt to $101.0 million from $110.9 million in the prior year, a $9.9 million reduction while also ending the current year with $13.7 million in cash.

•	Continued to leverage the leasing capacity provided by our equipment leasing partners to finance $23.5 million of new and used equipment through capital leases.

•
Completed normal course purchases and subsequent cancellations of over 1.6 million of our voting common shares, purchased in the United States, primarily through the facilities of the NYSE, at a volume weighted average price of US$2.27 per share.

•
Completed normal course purchases and subsequent cancellations of almost 1.1 million voting common shares, purchased in Canada through the facilities of the TSX at a volume weighted average price of $3.84 per share.

•
The number of voting common shares held by the trust established for the future settlement of units issued under certain of our stock-based compensation plans increased by almost 1.0 million voting common shares to a balance of over 2.2 million as at December 31, 2016 (which shares are classified as treasury shares on our balance sheet).

•	Continued with our dividend policy, declaring $0.08 in dividends per share for the year.
With this ongoing strengthening and leveraging of the debt structure on our balance sheet we continue to build on our flexibility to be more competitive with our pricing in the oil sands and to succeed despite uncertain times in oil price driven marketplaces.
We will continue to take advantage of our Credit Facility to deal with the working capital demands from the start-up of new projects. We also believe we can continue to take advantage of our capital leasing capacity to improve our mix of higher cost debt relative to lower cost lease debt.s
With the redemption of the remaining balance our Series 1 Debentures we believe we are now positioned to explore new unsecured low cost debt options to support potential future acquisitions opportunities and growth capital investments. s
With the ongoing purchase and cancellation of our voting common shares we continue to increase shareholder value per share, while the purchase of common shares by the trust, established to acquire and hold shares in respect of stock-based compensation plans well in advance of our stock-based compensation settlement dates, will have a positive impact on shareholder dilution and cash costs going forward.s
For a complete discussion on these activities see "Credit Facility" and "Securities and Agreements" in this section of the MD&A.

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SUMMARY OF CONSOLIDATED CASH FLOWS
Consolidated cash flows are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
(dollars in thousands)	2016	2015	2016	2015
Cash provided by operating activities	$3,890	$12,492	$39,831	$77,099
Cash (used) provided by investing activities	(2,027)	(4,999)	(10,516)	4,769
Cash used by financing activities	(11,312)	(8,333)	(48,000)	(50,473)
Net (decrease) increase in cash	$(9,449)	$(840)	$(18,685)	$31,395
Operating activities
Cash (used) provided from the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
Net change in non-cash working capital
Accounts receivable	$(18,395)	$6,726	$(15,344)	$45,367
Unbilled revenue	(968)	1,037	1,600	26,057
Inventories	(736)	(227)	(1,437)	3,746
Prepaid expenses and deposits	332	399	126	690
Accounts payable	6,573	(1,683)	4,517	(29,751)
Accrued liabilities	3,173	(4,272)	4,144	(6,892)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	1,050	(780)	614	457
	$(8,971)	$1,200	$(5,780)	$39,674
During the three months ended December 31, 2016, cash provided in operating activities was $3.9 million, down from $12.5 million provided during the three months ended December 31, 2015. The current period drop in cash flow is largely due to an increase in working capital, driven primarily by extended payment terms for certain customers and delays by a customer in approving submitted invoices. This was partially offset by improved net income in the period.
During the year ended December 31, 2016, cash provided in operating activities was $39.8 million, down from $77.1 million provided during the year ended December 31, 2015. The decreased cash from operations in the current period is a result of an increase to non-cash working capital, driven partially by an increase in collection terms with certain customers, partially offset by improved net income. Cash provided by operations during the year ended December 31, 2015 benefitted from the settlement of working capital related to the closeout of our Canadian Natural contract.
There are currently no legal or economic restrictions on subsidiaries of NAEPI that could impair the ability to pay dividends and provide loans or advances to NAEPI.
Investing activities
During the three months ended December 31, 2016, cash used by investing activities was $2.0 million, compared to $5.0 million in cash used for investing activities in the three months ended December 31, 2015. Current period investing activities included $12.7 million for the purchase of plant, equipment and intangible assets, partially offset by $10.7 million in proceeds from the disposal of plant and equipment, assets held for sale and the settlement of sale and leaseback agreements. Prior year investing activities included $12.6 million for the purchase of plant, equipment and intangible assets, offset by $7.6 million cash received on the disposal of plant and equipment, assets held for sale and the partial settlement of sale and leaseback agreements.
During the year ended December 31, 2016, cash used by investing activities was $10.5 million, compared to $4.8 million provided by investing activities during the year ended December 31, 2015. Current period investing activities included cash inflows of $16.9 million from the disposal of plant and equipment, assets held for sale and for the settlement of sale and leaseback agreements. This was partially offset by $27.4 million of cash used for plant, equipment and intangible asset purchases. Investing activities during the year ended December 31, 2015 included $38.0 million in proceeds for the disposal of plant and equipment and assets held for sale, which included the $29.4 million proceeds from the Canadian Natural contract fleet sale, coupled with the settlement of sale and leaseback agreements. This was partially offset by $33.3 million of plant, equipment and intangible asset purchases which

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included $5.4 million for the settlement of liabilities related to fourth quarter 2014 plant, equipment and intangible asset purchases and the buyout of $3.0 million of operating leases.
Financing activities
Cash used in financing activities during the three months ended December 31, 2016, was $11.3 million driven by $1.1 million in scheduled principal repayments on the Credit Facility term loan, $5.6 million in capital lease obligation repayments, $3.2 million for the purchase and subsequent cancellation of common shares and $1.1 million for treasury share purchases. Cash used in financing activities for the three months ended December 31, 2015 was $8.3 million, driven from $1.1 million in scheduled principal repayments on the Credit Facility term loan, $4.8 million in capital lease obligation repayments and $1.1 million for the purchase and subsequent cancellation of common shares. Cash used in dividend payments during the three months ended December 31, 2016 was $0.6 million and for the three months ended December 31, 2015 was $1.3 million.
For the year ended December 31, 2016, cash used in financing activities was $48.0 million driven by $19.9 million for the repurchase of Series 1 Debentures (partially financed by $17.0 million in Credit Facility borrowings), $6.0 million of Credit Facility repayments, $24.5 million in capital lease obligation repayments, $9.2 million for the purchase and subsequent cancellation of common shares and $3.7 million of treasury share purchases. Cash used in financing activities during the year ended December 31, 2015 was $50.5 million, driven by $39.4 million used for the repurchase of Series 1 Debentures (partially financed by $30.0 million in Credit Facility borrowings), $5.5 million of Previous Credit Facility repayments, $1.4 million of Credit Facility repayments, $21.7 million in capital lease obligation repayments, $6.2 million for the purchase and subsequent cancellation of common shares and $2.4 million of treasury share purchases.
LIQUIDITY
As at December 31, 2016, we had $13.7 million in cash and $51.7 million unused borrowing availability on our Revolver (unused Revolver borrowing availability is limited by the Credit Facility's borrowing base), for a total liquidity of $65.4 million (defined as cash plus available and unused Credit Facility borrowings). This compares to our total liquidity of $85.2 million as at December 31, 2015 ($32.4 million cash and $52.8 million available and unused Credit Facility borrowing). Our liquidity is complemented by available borrowings through our equipment leasing partners.
Under the terms of our Credit Facility, our capital lease borrowing is limited to $90.0 million. As at December 31, 2016, we had $28.6 million in unused capital lease borrowing availability under the terms of the Credit Facility ($27.6 million as at December 31, 2015). There are no restrictions within the terms of our Credit Facility for borrowing using operating leases.

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Summary of Consolidated Financial Position

(dollars in thousands)	December 31, 2016	December 31, 2015
Cash	$13,666	$32,351
Current working capital assets
Accounts receivable	$40,080	$24,736
Unbilled revenue	15,965	17,565
Inventories	3,437	2,575
Prepaid expenses and deposits	1,551	1,682
Assets held for sale	247	180
Current working capital liabilities
Accounts payable	(29,551)	(25,034)
Accrued liabilities	(11,175)	(6,768)
Billings in excess of costs	(1,071)	(457)
Total net current working capital (excluding cash)	$19,483	$14,479

Intangible assets	1,790	3,174
Plant and equipment	256,452	258,752
Total assets	350,081	360,177

Total long term financial liabilities(1)‡	(73,609)	(83,112)
Net Debt
Capital lease obligations (including current portion)	(61,400)	(62,443)
Credit Facility (including current portion)(1)	(39,572)	(28,572)
Series 1 Debentures(1)	—	(19,927)
Total Debt*	(100,972)	(110,942)
Cash	13,666	32,351
Net Debt*	(87,306)	(78,591)

*	See "Non-GAAP Financial Measures".
‡
Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

(1)	Excludes deferred financing costs.
Current working capital fluctuations effect on liquidity
As at December 31, 2016, we had $2.1 million in trade receivables that were more than 30 days past due, up from $0.1 million as at December 31, 2015. We did not require an allowance for doubtful accounts related to our trade receivables, for the current or prior year. We continue to monitor the credit worthiness of our customers.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue related to unexecuted change orders are recorded as unbilled revenue only to the extent of costs incurred. As of December 31, 2016, we had $8.3 million of unresolved claims and change orders recorded on our balance sheet. This compares to $7.5 million for the year ended December 31, 2015. For a more detailed discussion on claims revenue refer to "Claims and Change Orders".
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances at the start of such projects.
Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.
As at December 31, 2016, holdbacks totaled $0.5 million, up from $nil as at December 31, 2015. Holdbacks represent 1.3% of our total accounts receivable as at December 31, 2016 (nil% as at December 31, 2015). The

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current year increase in holdbacks represents timing of construction services projects and the associated substantial completion of work.
CAPITAL RESOURCES AND USE OF CASH
Our capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, borrowings under our Credit Facility and financing through our operating and capital equipment lease facilities.
Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase our common shares.
We anticipate that we will likely have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2017 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.s
Plant, Equipment and Intangible Asset Purchases
Our capital spending program is primarily focused on acquiring equipment to replace disposed assets and/or support our growth as we take on new projects. This includes the addition of revenue producing fleet and site infrastructure assets to support the maintenance activities of the fleet.
We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. Having an effective maintenance program is important to support our large revenue producing fleet in order to avoid equipment downtime, which can affect our revenue stream and our project profits.
As part of our maintenance program for our larger sized equipment, it is often cost effective to replace major components of the equipment, such as engines, drive trains and under carriages to extend the useful life of the equipment. The cost of these major equipment overhauls are recorded as capital expenditures and depreciated over the life of the replacement component. We refer to this type of equipment as "multi-life component" equipment. Once it is no longer cost effective to replace a major component to extend the useful life of a multi-life component piece of equipment, the equipment is disposed of and replacement capital requirements are determined based on historical utilization and anticipated future demand.
For the balance of our heavy and light equipment fleet, it is not cost effective to replace individual components, thus once these units reach the end of their useful lives, they are disposed of and replacement capital decisions are likewise assessed based on historical utilization and anticipated future demand. We refer to this type of equipment as "single-life component" equipment.
We typically require between $15.0 million to $25.0 million, annually, for capitalized maintenance that extends the useful life of our existing equipment fleet and an additional $10.0 million to $15.0 million (net of proceeds from disposals) to replace equipment that has reached the end of its useful life. Our fleet replacement is primarily focused on our smaller, civil construction equipment and reflects the current and anticipated continued high demand and utilization of these fleets.
In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. In addition, we develop or acquire our intangible assets through capital expenditures. Our equipment ownership strategy allows us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.s Our equipment fleet value is currently split among owned (63%), leased (34%) and rented equipment (3%).
For the year ended December 31, 2016, we used $10.5 million for net capital expenditures (expenditures, net of proceeds from: the sale of equipment; assets held for sale; and financing of owned equipment) on plant, equipment and intangible assets. As previously discussed in "Summary of Consolidated Cash Flows" in this MD&A, in the year ended December 31, 2015 we received $29.4 million as proceeds for the settlement of the Canadian Natural overburden removal contract fleet. Excluding these proceeds, net capital expenditures were $24.6 million for the year ended December 31, 2015. In addition, we acquired $9.6 million of equipment through capital leases for the year ended December 31, 2016 ($9.7 million for the year ended December 31, 2015). We entered into a further $13.9 million in capital leases during the year ended December 31, 2016 to finance owned equipment ($10.4 million for the year ended December 31, 2015).
Included in the net capital expenditures and equipment secured through capital leases for the year ended December 31, 2016 was $6.5 million invested in growth capital expenditures, driven by an investment in expanding

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the haul capacity of certain sizes of our existing heavy haul equipment fleet. The balance of the net capital expenditures and equipment secured through capital leases supported our sustaining capital requirements.
We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets. In 2017 we intend to limit our annual sustaining capital expenditures to approximately $25.0 million to $35.0 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements. We believe that our annual growth capital expenditures could range from $5.0 million to $10.0 million, to support our anticipated growth in revenue. We believe our cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet these requirements.t
Contractual Obligations and Other Commitments
Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of December 31, 2016 for our ongoing operations.

	Payments due by fiscal year
(dollars in thousands)	Total	2017	2018	2019	2020	2021 and thereafter
Credit Facility (i)	28,572	8,246	20,326	—	—	—
Revolver	11,000	—	11,000	—	—	—
Capital leases (including interest)	65,415	26,353	24,385	11,396	3,281	—
Equipment and building operating leases	21,787	3,578	3,234	3,323	3,447	8,205
Supplier contracts	3,266	3,266	—	—	—	—
Total contractual obligations	$130,040	$41,443	$58,945	$14,719	$6,728	$8,205
(i) The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.
Our total contractual obligations of $130.0 million as at December 31, 2016 have decreased from $151.3 million as at December 31, 2015 primarily as a result of the redemption of $19.9 million in Series 1 Debentures along with scheduled payments against our Credit Facility, capital leases and building operating leases. This was partially offset by $17.0 million in Credit Facility borrowings.
For a discussion on the Revolver see "Credit Facility", above and for a more detailed discussion of our 9.125% Series 1 Debentures, see "Description of Securities and Agreements - 9.125% Series 1 Debentures" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Off-Balance Sheet Arrangements
We currently do not have any off-balance sheet arrangements.
Credit Facility
On July 8, 2015, we entered into the Sixth Amended and Restated Credit Agreement ("the Credit Facility") with the existing banking syndicate. The Credit Facility matures on September 30, 2018. The Credit Facility allows borrowing of up to $100.0 million, contingent upon the value of the borrowing base. The Credit Facility is composed of a $70.0 million revolving loan (the "Revolver”) and a $30.0 million term loan (the "Term Loan"). The Credit Facility provides a borrowing base, which is determined by the value of account receivables, inventory, unbilled revenue and plant and equipment.
The Term Loan is to be repaid based on an 84 month amortization schedule and prepaid by an annual sweep of the lesser of 25.0% of consolidated excess cash flow as defined in the Credit Facility and $4.0 million at any time when the outstanding principal under the Term Loan is equal to or greater than $18.0 million. The 2015 annual sweep calculation identified the requirement for us to make a $1.7 million accelerated repayment on the Term Loan on April 29, 2016. There is an accelerated payment of $4.0 million required as a result of the 2016 annual sweep calculation of which has been included in the current liability.

•	Consolidated excess cash flow is defined as Consolidated EBITDA less: (i) cash tax paid; (ii) debt servicing obligations; (iii) unfunded capital expenditures; and (iv) qualified external payments.
On April 4, 2016, we signed the First Amending Agreement to the Sixth Amended and Restated Credit Agreement. The amendment formalized consent previously received to redeem up to $10.0 million of the outstanding principal

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balance of the Series 1 Debentures on or before May 31, 2016 and provided further flexibility in our financing needs with an increase to the capital lease limit, prescribed within the Credit Facility, from $75.0 million to $90.0 million. The Company redeemed the Series 1 Debentures on April 27, 2016.
On August 26, 2016, we entered into the Second Amending Agreement to the Sixth Amended and Restated Credit Agreement to allow for the redemption of the $10.0 million outstanding principal balance of the Series 1 Debentures on or before September 30, 2016 using $6.0 million drawn from the Term Loan, equivalent to the previously repaid amount of the original $30.0 million Term Loan, complimented with borrowings from the Revolver. The Company redeemed the Series 1 Debentures on September 30, 2016. As a result of the Fort McMurray wildfires and the effect on our second and third quarter volumes, the amendment also temporarily adjusted the covenants under the terms of the Credit Facility. The Senior Leverage Ratio is to be maintained at less than 3.5:1 through June 30, 2017 and thereafter reduced to a ratio of less than 3.0:1, while the Fixed Charge Cover Ratio is to be maintained at a ratio greater than 1.0:1 except for the quarter ending March 31, 2017 where a ratio greater than 0.9:1 will be permitted.

•	The Senior Leverage Ratio means, at any time, the ratio of the Senior Debt at such time to Consolidated EBITDA for the four Fiscal Quarters ended immediately preceding such time.
•The Fixed Charge Cover Ratio means, for any period, the ratio of:

a.	Consolidated EBITDA for such period less current taxes based on income of the Borrower and its Subsidiaries and paid in cash with respect to such period, to

b.
Consolidated Fixed Charges for such period. Consolidated Fixed Charges is defined as, for any period, an amount equal to the sum (without duplication) of the amounts for such period of (i) Consolidated Cash Interest Expense, (ii) scheduled payments of the principal amount of debt payable by the Borrower or any of its Subsidiaries (excluding the principal paid on unsecured debt if repaid by the Borrower), (iii) Unfunded External Payments and (iv) Unfinanced Net Capital Expenditures, all of the foregoing as determined on a consolidated basis for the Company and its subsidiaries for such period in conformity with GAAP.

As at December 31, 2016, we were in compliance with the Credit Facility covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. In each case, the applicable pricing margin depends on our Total Debt to trailing 12-month Consolidated EBITDA ratio. The Credit Facility is secured by a first priority lien on all of our existing and after-acquired property.
Borrowing activity under the Credit Facility
As of December 31, 2016, the Revolver had $0.8 million in issued letters of credit and an unpaid balance of $11.0 million and the Term Loan had an unpaid balance of $28.6 million. The December 31, 2016 borrowing base allowed for a maximum draw of $92.1 million, limiting our unused borrowing availability under the Revolver was $58.2 million, which is limited by the borrowing base to $51.7 million.
As at December 31, 2015 there was $2.4 million issued and undrawn letters of credit under the Revolver and a $28.6 million unpaid balance for the Term Loan. The December 31, 2015 borrowing base allowed for a maximum draw of $83.8 million, limiting our unused borrowing availability under the Revolver was $67.6 million, which is limited by the borrowing base to $52.8 million.
Securities and Agreements
Capital structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
On November 15, 2016, we completed normal course purchases and subsequent cancellations of 1,075,900 of voting common shares, purchased in Canada through the facilities of the TSX at a volume weighted average price of $3.84 per share.
On May 27, 2016, we completed normal course purchases and subsequent cancellations of 1,657,514 of voting common shares, purchased in the United States, primarily through the facilities of the NYSE, at a volume weighted average price of US$2.27 per share.

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On December 22, 2015, we completed normal course purchases and subsequent cancellations of 532,520 of our voting common shares purchased in Canada through the facilities of the TSX, at a volume weighted average price of $2.83.
On June 18, 2015, we completed normal course purchases and subsequent cancellations of 1,771,195 voting common shares purchased in the United States, primarily through the facilities of the NYSE at a volume weighted average price of US$2.91 per share (500,000 of these voting common shares had been purchased and subsequently cancelled in the normal course, as at December 31, 2014).
All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.
On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at February 10, 2017, there were 30,518,907 voting common shares outstanding, which included 2,492,880 common shares held by the trust fund and classified as treasury shares on our consolidated balance sheets (30,518,907 common shares, including 2,213,247 common shares classified as treasury shares at December 31, 2016). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at December 31, 2016, there were an aggregate of 1,176,080 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 1,176,080 common voting shares.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
On February 14, 2017 we announced an amendment to our previously announced NCIB through the facilities of the TSX. We received conditional approval from the TSX to increase the number of voting common shares available for repurchase under the NCIB by 1,657,514 voting common shares ("Additional Shares"). Such Additional Shares would represent approximately 5.4% of our issued and outstanding common shares and together with the 1,075,968 voting common shares purchased under the original TSX NCIB, will constitute 10% of our public float, as of July 31, 2016. For a complete discussion on this amendment, see "Significant Business Events - Normal Course Issuer Bid" in this MD&A.
9.125% Series 1 Debentures
On April 7, 2010, we issued $225.0 million of 9.125% Series 1 Senior Unsecured Debentures Due 2017. We partially redeemed the Series 1 Debentures throughout the term of the Series 1 Debentures and redeemed the remaining Debentures on September 30, 2016. As at December 31, 2015 we had $19.9 million of Series 1 Debentures outstanding.
Debt Ratings
On May 19, 2016, S&P Global Ratings ("S&P") affirmed our "B" long-term corporate credit rating. At the same time, they improved their financial risk profile on us from "aggressive" to "intermediate". In their report, S&P stated that the revision reflects their assessment of our lower adjusted debt, with prepayments of unsecured debt and spending flexibility, which allows us to reduce capital spending to maintenance levels without compromising our operating efficiency. S&P also stated that the stable outlook reflects their view that our financial risk profile will have ample cushion at the "B".
For a discussion of our debt ratings, see the "Debt Ratings" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
Related Parties
On July 14, 2016, we appointed a new member to the Board of Directors. The director is currently the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director's appointment.
For the year ended December 31, 2016, we received $174 in this related party transaction since the director's appointment.

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Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Vice President, Finance to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Vice President, Finance of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Vice President, Finance concluded that as of December 31, 2016 such disclosure controls and procedures were effective.
Management's report on internal control over financial reporting
Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the President and Chief Executive Officer and Vice President, Finance are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of December 31, 2016, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2016, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we, as at December 31, 2016, maintained, in all material respects, effective ICFR based on the criteria established in the 2013 Internal Control-Integrated Framework issued by the COSO.
Material changes to internal controls over financial reporting
There have been no material changes to internal controls over financial reporting during the year ended December 31, 2016.
Accounting Pronouncements
We recently adopted the following accounting pronouncements:

•	Compensation - Stock Compensation

◦
We adopted this Accounting Standard Update ("ASU") No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period effective commencing January 1, 2016. The adoption of this standard did not have a material effect on our consolidated financial statements.

•	Interest - Imputation of interest

◦
We adopted this ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30) and ASU No. 2015-15, Imputation of Interest (Subtopic 835-30) effective commencing January 1, 2016. The adoption of this standard did not have a material effect on our consolidated financial statements.

•	Compensation - Stock Compensation

◦
We adopted this ASU No. 2016-09, Compensation - Stock Compensation (Topic 718) effective commencing December 15, 2016. The adoption of this standard did not have a material effect on our consolidated financial statements.

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Issued accounting pronouncements not yet adopted

•	Revenue from Contracts with Customers

◦
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has modified the standards thereafter with the issuance of ASU's 2016-08, 2016-10, 2016-12 and 2016-20. This ASU will be effective commencing January 1, 2018. We are currently assessing the impact the adoption of this standard will have on our consolidated financial statements.

•	Financial Instruments - Overall

◦
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10). This ASU will be effective commencing January 1, 2018, with early adoption permitted. We are currently assessing the impact the adoption of this standard will have on our consolidated financial statements.

•	Leases

◦
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU will be effective commencing January 1, 2019, with early adoption permitted. We are currently assessing the effect that the adoption of this standard will have on our consolidated financial statements.

•	Statement of Cash Flows

◦
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This ASU will be effective commencing January 1, 2018, with early adoption permitted. We are currently assessing the impact the adoption of this standard will have on our consolidated financial statements.

For a complete discussion of accounting pronouncements recently adopted and accounting pronouncements not yet adopted, see the "Accounting pronouncements recently adopted" and "Recent accounting pronouncements not yet adopted" sections of our Consolidated Financial Statements for the year ended December 31, 2016 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Critical Accounting Estimates
The preparation of financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.
Significant estimates made by us include:

•
assessment of the percentage of completion on time-and-materials, unit-price and lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	assumptions used in periodic impairment testing; and

•
estimates and assumptions used in the determination of the recoverability of deferred tax assets, the useful lives of plant and equipment and intangible assets and potentially the allowance for doubtful accounts.

Actual results could differ materially from those estimates.
The accuracy of our revenue and profit recognition in a given period is dependent, in part, on the accuracy of our estimates of the cost to complete each time-and-materials, unit-price, and lump-sum project. Major changes in cost estimates can have a significant effect on profitability.

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The complex judgments and estimates most critical to an investor's understanding of our financial results and condition are contained within our significant accounting policies. Below is a listing of our significant accounting policies in which we define how we apply these critical accounting estimates:

•	Revenue recognition

•	Plant and equipment

•	Allowance for doubtful accounts receivable

•	Financial instruments

•	Foreign currency translation
For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the "Significant accounting policies" section of our Consolidated Financial Statements for year ended December 31, 2016 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
H. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
Forward-Looking Information
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	The belief that we will realize approximately $0.8 million in annual savings on interest expense from financing the redemption of our Series 1 Debentures with our lower cost Credit Facility.

•	The belief that we are positioned to respond to the needs of a wide range of other resource developers and provincial infrastructure projects across Canada.

•	The belief that current oil prices have stabilized in the low US$50's and may head higher in 2017.

•	The expectation that over the medium to long term our customers’ drive for increased production should lead to greater volumes of recurring mine services for us.

•	The expectation that 2017 will be a busier year for the Company than 2016.

•	Our expectation that we will receive future opportunities from our diversification activities in the other resource industries.

•	Our expectation that our MSAs will underpin our revenue expectations over the next several years.

•	Our belief that the project insight and knowledge gained by being a project partner on major infrastructure projects increases our ability to accurately price and risk work as subcontractor.

•	Our belief that we can capitalize on our organic growth potential to grow both Consolidated EBITDA and free cash flow significantly over the next three years.

•
Our belief that our recent debt reduction initiatives, with a focus on lowering our cost of debt, combined with a stronger financial position and improved operating cost structure, will provide a stable base to endure the current macroeconomic uncertainties, allowing us to remain competitive in our pricing and providing us with the ability to take advantage of organic growth and acquisition opportunities that may arise.

•
Our belief that the ongoing purchase and cancellation of our voting common shares will increase shareholder value per share, while the purchase of common shares through the trust established to acquire and hold shares in respect of stock-based compensation plans will have a positive impact on shareholder dilution and cash costs going forward.

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•	Our expectation that we will not experience a strike or lockout.

•	Our belief that we can continue to take advantage of our capital leasing capacity to improve our mix of higher cost debt relative to lower cost lease debt.

•
Our anticipation that we will have enough cash from operations to fund our annual expenses, capital additions and dividend payments in 2017, and in the event that we require additional funding, we will be able to satisfy that need by the funds available from our Credit Facility.

•
Our belief that our equipment ownership strategy will continue to allow us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.

•
The belief that the amended NCIB would increase liquidity for shareholders seeking to sell and provide an increase in the proportionate interests of shareholders wishing to maintain their positions in the Company.

•
Our anticipation that we will limit our capital expenditures to approximately $25.0 million to $35.0 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements and that cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet these requirements.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions", "Risk Factors" and "Quantitative and Qualitative Disclosure about Market Risk", below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the "Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	our level of receivables, inventory and unbilled revenue, and our requirements for liquidity, are similar to our historical experience;

•	that oil prices remain stable and do not drop significantly in 2017;

•	that the Canadian dollar does not significantly appreciate in 2017;

•	our ability to continue to generate cash flow to meet our liquidity needs;

•	continuing demand for construction services, including in non-oil sands projects such as other resource industries and in the infrastructure sector;

•
that our continuous efforts in the realms of: safety management; service execution; equipment reliability; and cost reduction, should stand us in good stead to benefit from any recurring mine services work from our customers;

•	that our oil sands customers continue to seek to lower their operating cost per barrel;

•	that oil sands mining and construction activity in Alberta does not decrease significantly further;

•	that decisions by our oil sands customers to start new mining projects depend largely on the price of oil;

•	that we are able to maintain our expenses at current levels;

•	that work will continue to be required under our master services agreements with various customers and that such master services agreements will remain intact;

•	our customers' ability to pay in timely fashion;

•	our ability to successfully resolve all claims and unsigned change orders with our customers;

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•	the oil sands continuing to be an economically viable source of energy;

•
our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

•	the continuing plans to construct the southern and east / west pipelines;

•	our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

•	our ability to successfully pursue heavy civil construction contracts in the oil sands, along with broader and more robust major resource projects and infrastructure projects;

•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
Risk Factors
The risks and uncertainties that could cause actual results to differ materially from the information presented in the above forward-looking statements and assumptions include, but are not limited to the risks detailed below.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign Exchange Risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At December 31, 2016, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.
All dollar amounts set forth in this MD&A, the attached financial statements and AIF for the year ended December 31, 2016 are expressed in Canadian dollars, except where otherwise indicated. References to Canadian dollars or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.

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The following tables set forth the exchange rates for one Canadian dollar, expressed in U.S. dollars, based on the Bank of Canada nominal noon exchange rates. On February 10, 2017, the Noon Buying Rate was $1.00 = US$0.76.

	2016
	December	November	October	September	August	July
High for period	$0.76	$0.75	$0.76	$0.78	$0.78	$0.78
Low for period	0.74	0.75	0.75	0.75	0.76	0.76

	Year ended December 31,
	2016	2015	2014	2013	2012
Average for period	$0.76	$0.78	$0.90	$0.97	$1.00
Interest Rate Risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our capital lease obligations are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At December 31, 2016, we had $28.6 million outstanding debt pertaining to our Term Loan under the Credit Facility (December 31, 2015 – $28.6 million).
Business Risk Factors

•
Because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry or a global reduction in the demand for oil and related commodities could result in a decrease in the demand for our services.

•
Changes in our customers' perception of oil prices over the long-term or the economic viability of a new oil sands project or capital expansion to an existing project could cause our customers to defer, reduce or stop their investment in oil sands capital projects, which would, in turn, reduce our revenue from capital projects from those customers.

•	Our customer base is concentrated, and the loss of, or a significant reduction in, business from a major customer could adversely affect our financial condition.

•
Short-notice customer communication of reduction in their mine development or support service requirements, in which we are participating, could lead to our inability to secure replacement work for our dormant equipment and could subject us to non-recoverable costs.

•	Anticipated new major capital projects in the oil sands may not materialize.

•	A significant amount of our revenue is generated by providing construction services for fixed term projects.

•	Our operations are subject to weather-related and environmental factors that may cause delays in our project work.

•	Lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs.

•	Unanticipated short-term shutdowns of our customers' operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

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•	An unfavourable resolution to our significant project claims could result in a revenue write-down in future periods.

•
Our ability to maintain planned project margins on projects with longer-term contracts with fixed or indexed price escalators may be hampered by the price escalators not accurately reflecting increases in our costs over the life of the contract.

•
A drop in the global demand for heavy equipment could reduce our ability to sell excess equipment and negatively impact the market value of our fleet.  A reduced fleet value could result in an impairment charge being recorded against net income and may also reduce our borrowing base under our Credit Facility.

•	A change in strategy by our customers to reduce outsourcing could adversely affect our results.

•	Reduced availability or increased cost of leasing our equipment fleet could adversely affect our results.

•	We may not be able to access sufficient funds to finance a growth in our working capital or equipment requirements.

•	Significant labour disputes could adversely affect our business.
For further information on risks, including "Quantitative and Qualitative Disclosure about Market Risk", "Business Risk Factors", and "Risk Factors Related to Our Common Shares" please refer to the "Forward-Looking Information, Assumptions and Risk Factors - Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.
I. GENERAL MATTERS
Additional Information
Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.
For the definition of terms commonly used in our industry but not otherwise defined in this MD&A, please see "Glossary of Terms" in our most recent AIF.
Additional information relating to us, including our AIF dated February 14, 2017, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.

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